ALL-AMERICAN SPORTPARK, INC.

6730 South Las Vegas Blvd.

Las Vegas Nevada 89119

(702) 317-7301

August 17, 2016

Mara Ransom

Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: All-American SportPark, Inc.

Preliminary Information Statement on Schedule 14C

Filed July 13, 2016

File No. 000-24970

Dear Ms. Ransom:

This letter is in response to your letter of August 9, 2016, in which you requested responses to comments relative to the Preliminary Information Statement on Schedule 14C filed by All-American SportPark, Inc. (the “Company”).

In connection with the responses to your comments, the Company acknowledges that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Listed below are each of your comments, in bold, followed by the Company’s response.

1. In light of your transfer of assets, it appears that the information required by Item 14 of Schedule 14A is required in your information statement. Please revise to include the disclosure required by Item 14 of Schedule 14A, including the financial information required by Item 14(b)(8)-(11) and (c)(1)-(2). Alternatively, please tell us why you have not provided this information. See Item 14(a)(4)-(5) of Schedule 14A.

With regard to Item 14(b) paragraphs (8), (9) and (10) of Schedule 14A concerning selected financial data, pro forma selected financial data, and pro forma per share data, each of these paragraphs refer to Item 301 of Regulation S-K.  Since the Company is a “smaller reporting company,” it has relied on Item 301(c) of Regulation S-K in omitting such information.  Further, the Company does not believe that the inclusion of such information is material to an understanding of the transactions.

With regard to Item 14(b) paragraph (11) of Schedule 14A, the Company has included pro forma financial information that is consistent with Rule 8-05 of Regulation S-X since the Company is a smaller reporting company.

With regard to Item 14(c) paragraphs (1) and (2), the Company intends to include the audited financial statements included in its Form 10-K for the year ended December 31, 2015 and the unaudited financial statements included in its Form 10-Q for the quarter ended June 30, 2016 in the definitive Information Statement along with the related Management’ Discussion and Analysis for those periods.

2. We note that the cancellation of debt by certain officers and directors reflects a substantial interest in the present transaction. Please provide the information required by Item 3 of Schedule 14C.

The Company intends to include the following disclosures in the definitive Information Statement after the subsection entitled “Government Approval” on page 15:

“Interests of Certain Persons in the Transaction

Certain of our officers and directors have an interest in the transactions covered by the Transfer Agreement.   Ronald Boreta who is President, Chief Executive Officer and a Director of the Company and John Boreta who is a Director of the Company and General Manager of AAGC, are parties to the Transfer Agreement.  In addition, these persons each hold beneficial ownership of more than 5% of our common stock.  These persons have a direct interest in, and will benefit from, the transactions described in this Information Statement.”

The Transfer Agreement

Opinion Concerning the Value of AAGC, page 14

3. We note that you are receiving debt cancellations of more than $14 million from various parties in exchange for transferring 51% of AAGC, valued at $663,000 and 1 million shares of your common stock to the Boreta’s, as well as forgiving $27,605 owed to you by the Boreta’s. Please provide additional disclosure regarding the reasons the parties agreed that the value of the consideration to be exchanged is appropriate.

The Company intends to add the following as the last paragraph under the subheading “Reasons for the Transfer Agreement” on page 12:

“The parties determined that the values of the consideration to be exchanged pursuant to the Transfer Agreement were appropriate in light of the fact that they shared the same goal, that of making the Company a public shell with the intention of finding a candidate with which to structure a reverse merger.  The Company was willing to transfer the 51% ownership in AAGC and 1,000,000 shares of common stock to the Boretas in exchange for the cancellation of a substantial amount of debt because there is no viable alternative that would provide any potential benefits to the Company’s shareholders.  The Boretas proposed the exchange due to the fact that the Company is not able to repay the debt and that an attempt by the Boretas to collect would impair or eliminate the potential value of the Company as a public shell.”

4. Please revise your disclosure to enhance your description of the “income value approach, the asset value approach, the market value approach and other approaches” used by WVA to determine the fair market value of AAGC. This description should include quantified information that details the various analyses conducted as well as the ultimate range of values arrived at in support of the opinion. See Item 1015(b)(6) of Regulation M-A.

The Company intends to revise the discussion concerning the valuation approaches used by WVA to add the language shown in italics below:

“The methods utilized by WVA in determining the fair market value of AAGC were the income value approach, the asset value approach, the market value approach and other approaches based on transactional data for the Company and closely-held companies.  The value estimates for a 100% ownership interest in AAGC ranged from a high of $2,334,000 under the acquisition method to negative value estimates under all three values produced under the transaction approach and two debt-free value estimates produced under the market approach. About one-half of the value estimates were negative and the value estimated under the income approach was about $1.1 million.  It was WVA’s opinion that giving no weight to the negative value estimates and little weight to the value estimated under the acquisition approach was reasonable.  Based on these approaches, WVA was of the opinion that a reasonable estimate of the fair market value for a 100% ownership interest in AAGC was $1,300,000 and a 51% ownership interest in AAGC as of September 30, 2015 was $663,000.”

As stated in the Information Statement, the Board of Directors considered the valuation report of WVA in approving the Transfer Agreement, but did not rely on it, per se.  With the changes shown above, the Company believes that the disclosures will provide adequate information to its stockholders about this matter.

5. Please tell us what consideration you gave to providing WVA’s opinion to shareholders as an annex to your information statement.

The Company determined that the inclusion of WVA’s valuation report would not provide investors with any significant information beyond the information that will be included in the Information Statement.  Further, in view of the fact that the valuation report is approximately 90 pages long and the appendices are approximately 50 pages long, the additional printing and mailing expenses were not justified.

As required by Item 1015(c) of Regulation M-A, the Information Statement includes a statement to the effect that the full text of WVA’s written report will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested stockholder of the Company or representative, and, in addition, a copy of the report will be transmitted by the Company or affiliate to any interested stockholder of the Company or representative upon written request and at the expense of the requesting stockholder.

6. It appears that projected financial statements, as well as downside income statement projections, may have been provided to WVA and used as part of the analyses conducted by WVA. If true, please revise your disclosure to provide these projections.

The Company did not provide WVA with any projected financial statements, nor did WVA use any projected financial statements in connection with the analyses conducted by WVA.

Voting Securities and Principal Holders Thereof, page 16

7. Please revise the table on page 16 to reflect properly Ronald Boreta’s ownership percentage.

The Information Statement will be corrected to show that Ronald Boreta’s ownership percentage is 9.74%.

Where You Can Find More Information, page 25

8. It appears you may be relying upon Item 13(b)(2) of Schedule 14A to incorporate financial information by reference. Please confirm your intent to comply with the delivery requirements of Item 13(b)(2). Please be advised that the information incorporated per Item 13 does not satisfy the information requirements of Item 14, and any information required by Item 14 cannot be incorporated by reference because you do not meet the eligibility requirements of Form S-3.

As noted in our response to Comment No. 1, the financial information will be included in the Information Statement.  The language concerning the incorporation of that information by reference will be deleted.

Please contact our counsel, James P. Beck, at (720)889-2217 if you have any further questions or need any additional information concerning this filing.

Thank you.

Sincerely,

/s/Ronalds S. Boreta

Ronald S. Boreta

President and Chief Executive Officer

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